SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 6)1


                               Astrosystems, Inc.
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                                (Name of Issuer)


                          Common Stock, $.10 par value
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                         (Title of Class of Securities)


                                   046465 10 0
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                                 (CUSIP Number)




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         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

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CUSIP NO.046465 10 0                        Page  2  of  5   Pages
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1  NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Elliot J. Bergman
   ###-##-####
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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a) |_|
                                         (b) |_|
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3  SEC USE ONLY

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4  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
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                        5    SOLE VOTING POWER

                             679,575
                        --------------------------------------------------------
      NUMBER OF         6    SHARED VOTING POWER
       SHARES
    BENEFICIALLY             246,122
      OWNED BY          --------------------------------------------------------
        EACH            7    SOLE DISPOSITIVE POWER
      REPORTING
       PERSON                686,224
        WITH            --------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                             225,000
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9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
   REPORTING PERSON

   925,697
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10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES*

   [   ]
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11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

   17.0%

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12 TYPE OF REPORTING PERSON*

   IN
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                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO.046465 10 0                        Page  3  of  5   Pages
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Item 1(a)    Name of Issuer:

         Astrosystems, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

         1220 Market Street, Suite 603
         Wilmington, DE 19801

Item 2(a)    Name of Person Filing:

         Elliot J. Bergman

Item 2(b)    Address of Principal Business Office or, if none, Residence:

            1220 Market Street, Suite 603
         Wilmington, DE 19801

Item 2(c)    Citizenship:

         United States of America

Item 2(d)    Title of Class of Securities:

         Common Shares, par value $.10 per share

Item 2(e) CUSIP Number:

         046465 10 0

Item 3 This statement is not filed pursuant to Rule 13d-1(b) or 13d-2(b).

Item 4(a) Amount Beneficially Owned as of December 31, 1996:

         925,697 (including 224,255 shares issuable upon the exercise of options which were exercisable as of December 31, 1996 or within 60 days thereafter). Includes 21,122 shares contributed to the Issuer's 401(k) Plan over which Mr. Bergman, Seymour Barth and Gilbert H. Steinberg have voting power as trustees (including 6,649 shares allocated to the account of Mr. Bergman). Also includes 225,000 shares held in various trusts for the benefit of Mr. Bergman's family, as to which trusts Mr. Bergman serves as co-trustee.

Item 4(b)    Percent of Class:

         17.0%

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CUSIP NO.046465 10 0                        Page  4  of  5   Pages
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Item 4(c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote: 679,575

         (ii) shared power to vote or to direct the vote: 246,122

         (iii) sole power to dispose or to direct the disposition of: 686,224

         (iv) shared power to dispose or to direct the disposition of: 225,000

Item 5    Ownership of Five Percent or Less of a Class.

          Inapplicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person.

          Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Inapplicable.

Item 8 Identification and Classification of Members of the Group.

          Inapplicable.

Item 9    Notice of Dissolution of Group.

          Inapplicable.

Item 10   Certification.

          Inapplicable.

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CUSIP NO.046465 10 0                        Page  5  of  5   Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 1997
                                             -----------------
                                             Date


                                             /s/ Elliot Bergman
                                             ------------------
                                             Signature


                                             Elliot Bergman
                                             --------------
                                             Name